OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Kona Grill, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
50047H201
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	50047H201

1	NAMES OF REPORTING PERSONS BBS Capital Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		514,486

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		514,486

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	514,486

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* SEE ITEM 4(b).

CUSIP No.	50047H201

1	NAMES OF REPORTING PERSONS BBS Capital Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		514,486

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		514,486

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	514,486

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN, IA
* SEE ITEM 4(b).

CUSIP No.	50047H201

1	NAMES OF REPORTING PERSONS BBS Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		514,486

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		514,486

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	514,486

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* SEE ITEM 4(b).

CUSIP No.	50047H201

1	NAMES OF REPORTING PERSONS Berke Bakay

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		514,486

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		514,486

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	514,486

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* SEE ITEM 4(b).

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) relates to shares of common stock, $0.01 par value (“Common Stock”), of Kona Grill, Inc., a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) BBS Capital Fund, LP (“Fund”), a Delaware limited partnership, (ii) BBS Capital Management, LP (“BBS Management”), a Texas limited partnership, as the investment manager to Fund, (iii) BBS Capital, LLC (“BBS Capital”), a Texas limited liability company, as the general partner of BBS Management, and (iv) Berke Bakay, the principal of BBS Capital (the persons mentioned in (ii) (iii) and (iv) are referred to as the “BBS Management Group,” and together with the Fund, the “Reporting Persons”). All shares of Common Stock are held by the Fund.

Item 1(a)	Name of Issuer.
Kona Grill, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.
750 East Camelback Road, Suite 220
Scottsdale, AZ 85251

Item 2(a)	Name of Person Filing.
(i) BBS Capital Fund, LP (“Fund”), (ii) BBS Capital Management, LP (“BBS Management”), (iii) BBS Capital, LLC (“BBS Capital”) and (iv) Berke Bakay.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
4975 Preston Park Boulevard, Suite 775W
Plano, TX 75093.
(972) 985-2190

Item 2(c)	Citizenship or Place of Organization.
Fund is a Delaware limited partnership. BBS Management is a Texas limited partnership. BBS Capital is a Texas limited liability company. Mr. Bakay is a United States citizen.

Item 2(d)	Title of Class of Securities.
Common stock $0.01 par value (the “Common Stock”).

Item 2(e)	CUSIP Number.
50047H201

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.
(a)	The Fund may be deemed the beneficial owner of 514,486 shares of Common Stock it holds. The BBS Management Group may be deemed the beneficial owner of 514,486 shares of Common Stock held by the Fund.

(b)	The Fund may be deemed the beneficial owner of 7.9%, and the BBS Management Group may be deemed the beneficial owner of 7.9%, of the Issuer’s outstanding shares of Common Stock, which such percentages were calculated by dividing (i) 514,486 (the number of shares of Common Stock held by the Fund) by (ii) 6,501,870 shares of Common Stock outstanding as of October 31, 2008 as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 6, 2008.

(c)	The BBS Management Group has the power to vote and dispose of the 514,486 shares of Common Stock held by the Fund. The Fund has the power to vote and dispose of the 514,486 shares of Common Stock it holds.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1 Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 9, 2009

BBS Capital Fund, LP
By:	BBS Capital GP, LP, its general partner

By:	BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
	Name:	Berke Bakay
	Title:	Manager

BBS Capital Management, LP
By:	BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
	Name:	Berke Bakay
	Title:	Manager

BBS Capital, LLC
By:	/s/ Berke Bakay
	Name:	Berke Bakay
	Title:	Manager

/s/ Berke Bakay
Berke Bakay

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement by and among the Reporting Persons.